SECURITIES AND EXCHANGE COMMISSION

                                Washington, DC 20549

                                     FORM 15/A

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
       Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 1-3879

                                   DynCorp
               (Exact name of registrant as specified in its charter)

 2000 Edmund Halley Drive, Reston, Virginia  20191-3436        (703) 264-0330
 (Address, including zip code, and telephone number, including area code, of registrant s principal executive offices)

 17% Redeemable Pay-In-Kind Class A Preferred Stock, par value $0.10 per share
           16% Pay-In-Kind Junior Subordinated Debentures due 2000
           (Title of each class of securities covered by this form)

                      Common Stock, par value $0.10 per share
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)     [ X ]            Rule 12h-3(b)(1)(ii)   [   ]
    Rule 12g-4(a)(1)(ii)    [   ]            Rule 12h-3(b)(2)(i)    [   ]
    Rule 12g-4(a)(2)(i)     [   ]            Rule 12h-3(b)(2)(ii)   [   ]
    Rule 12g-4(a)(2)(ii)    [   ]            Rule 15d-6             [   ]
    Rule 12h-3(b)(1)(i)     [   ]

 Approximate number of holders of record as of the certification or notice date:
      17% Redeemable Pay-In-Kind Class A Preferred Stock:          None
          16% Pay-In-Kind Junior Subordinated Debentures:          None

Pursuant to the requirements of the Securities Exchange Act of 1934, DynCorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: October 23, 1996                        BY:   H. Montgomery Hougen
                                                    H. Montgomery Hougen
                                                    Vice President & Secretary